Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Nine Months Ended September 30, 2009		Years Ended December 31,
	(Unaudited)		2008		2007	2006	2005	2004
Earnings

Income before income taxes	$642	(a)	$604	(a)	$ 855	$ 904	$296	$280

Interest expense	180		220		267	303	332	219

Portion of rents representative of the interest factor	113		156		170	170	149	153

	$935		$980		$1,292	$1,377	$777	$652
Fixed Charges

Interest expense	$180		$220		$ 267	$ 303	$332	$219

Portion of rents representative of the interest factor	113		156		170	170	149	153

	$293		$376		$ 437	$ 473	$481	$372

Ratio of Earnings to Fixed Charges	3.2		2.6		3.0	2.9	1.6	1.8

(a)	Excludes the non-cash goodwill impairment charges of $315 million and $540 million recorded in the Risk Consulting & Technology segment in 2009 and 2008, respectively.